Exhibit 1
                                                                       ---------

20 December 2007

                              WPP GROUP plc ("WPP")
                           Purchase of Own Securities


WPP announces that on 20 December 2007 it purchased 2,000,000 of its ordinary shares at a price of 632.5 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 2,000,000 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,190,428,095 (excluding shares to be held in treasury).